

November 16, 2011

<u>**Via Email**</u>
Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: **Cracker Barrel Old Country Store, Inc.**
       Definitive Additional Soliciting Materials on Schedule 14A
       Filed November 15, 2011
       File No. 1-25225

Dear Mr. Wolosky:

We have reviewed your filings and have the following comments.

1.   Please supplementally provide support for the statement that "[i]f Mr. Woodhouse could have…returned the company to the productive level achieved in fiscal 1998, there would be an additional $110 million in operating profit and …$1 billion added in market value or the doubling of the stock price…" We may have further comment.

2.   We remind you of prior comment 6 of our letter dated October 25, 2011. In future soliciting materials, please ensure that you clearly set forth certain assertions as expressions of opinion or belief. The following in a non-exhaustive list of assertions that are not characterized as opinions and which should be revised in future filings:
- "[m]anagement has been…denying shareholders an opportunity to earn higher returns through better execution…,";
- "[c]learly, shareholders would have been better off if the Board had rejected new openings…,"; and,
- "[t]he Board erred in approving the current strategic plan…"

3.   We note the filing persons' disclosure advocating for possible share repurchases. In future filings, provide further context to this disclosure by disclosing the approximate cap and/or amount that Mr. Biglari, if elected, would advocate that the company repurchase.

4.   Refer to our prior comments regarding the disclosure of Mr. Biglari's investment and/or track record. Please avoid disclosing such data or statements unless you also include disclosure that provides the appropriate balance and context. In this regard, please file

corrective disclosure that explains the data included under the heading "Investment Record". For example, please identify the companies in which Mr. Biglari did not serve as an officer or director at the time of their turnaround. Explain how Mr. Biglari believes he "influenced" such companies. Further, please provide revised disclosure to correct the implied assertion that Mr. Biglari was solely responsible through his influence for the turnaround success at such companies. Refer generally to Rule 14a-9.

5.   In addition to the corrective disclosure referenced above, please provide balance and context by disclosing that there have been investments that Mr. Biglari has made that were unsuccessful and/or which did not produce similar returns. Refer generally to Rule 14a-9.

6.   We refer to your statement that "other shareholders have expressed to us a similar degree of disappointment…" Supplementally advise us of the basis for this statement, inclusive of whether any such shareholders are 5% or greater shareholders of Cracker Barrel. We may have further comment.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions